November 29, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Gabelli 787 Fund, Inc.
File No.: 811-22041
The Gabelli Asset Fund
File No.: 811-04494
The Gabelli Blue Chip Value Fund
	File No.: 811-09377	GAMCO International Growth Fund, Inc.
	Gabelli Capital Series Funds, Inc.	File No.: 811-08560
	File No.: 811-07644	Gabelli Investor Funds, Inc.
	Comstock Funds, Inc.	File No.: 811-07326
	File No.: 811-05502	The GAMCO Mathers Fund
	The Gabelli Convertible and Income Securities Fund Inc.	File No.: 811-01311
	File No.: 811-05715	The Gabelli Global Utility & Income Trust
	Gabelli Equity Series Funds, Inc.	File No.: 811-21529
	File No.: 811-06367	The Gabelli Money Market Funds
	The Gabelli Equity Trust Inc.	File No.: 811-06687
	File No.: 811-04700	The Gabelli Dividend & Income Trust
	The Gabelli Global Deal Fund	File No.: 811-21423
	File No.: 811-21969	The Gabelli Utilities Fund
	The Gabelli Global Multimedia Trust Inc.	File No.: 811-09397
	File No.: 811-08476	The Gabelli Utility Trust
	GAMCO Global Series Funds, Inc.	File No.: 811-09243
	File No.: 811-07896	The Gabelli Value Fund Inc.
	GAMCO Gold Fund, Inc.	File No.: 811-05848
	File No.: 811-08518	The GAMCO Westwood Funds
	The GAMCO Growth Fund	File No.: 811-04719
	File No.: 811-04873	The Gabelli Healthcare & WellnessRx Trust
	The Gabelli Global Gold, Natural Resources & Income Trust	File No.: 811-22021
	File No.: 811-21698	The Gabelli SRI Green Fund, Inc.
File No.: 811-22026
(the “Funds”)
Dear Staff Member:
     Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, enclosed for filing on behalf of the above-referenced Funds please find (i) one copy of a rider for an increase in coverage (effective on October 14, 2010) for their joint fidelity bond (the “Joint Bond”) for the policy period from December 7, 2009 to December 7, 2010, such policy being maintained through Travelers-St. Paul Fire and Marine Insurance Company, (ii) an Assistant Secretary’s Certificate certifying the resolutions adopted by each Fund’s Board Members approving the amount, type, form and coverage of the Joint Bond and the portion of the premium to be paid by the Funds and (iii) the Amended and Restated Joint Insured Agreement among the Funds and the other insureds on the Joint Bond.
     There is no premium payment associated with this increase in coverage for the policy period.
Very truly yours,

/s/ Helen A. Robichaud
Helen A. Robichaud
Assistant Secretary
Gabelli 787 Fund, Inc.	The Gabelli Blue Chip Value Fund
The Gabelli Asset Fund	The Gabelli Convertible and Income Securities Fund Inc.
Gabelli Capital Series Funds, Inc.	The Gabelli Dividend & Income Trust
Comstock Funds, Inc.	The Gabelli Equity Trust Inc.
Gabelli Equity Series Funds, Inc.	The Gabelli Global Deal Fund
GAMCO Global Series Funds, Inc.	The Gabelli Global Gold, Natural The Resources & Income Trust
GAMCO Gold Fund, Inc.	The Gabelli Global Multimedia Trust Inc.
GAMCO Growth Fund	The Gabelli Global Utility & Income Trust
The Gabelli Healthcare & WellnessRx Trust	The Gabelli Utilities Fund
GAMCO International Growth Fund, Inc.	The Gabelli Utility Trust
Gabelli Investor Funds, Inc.
The GAMCO Mathers Fund
The Gabelli Money Market Funds
The Gabelli SRI Green Fund, Inc.
The Gabelli Value Fund Inc.
The GAMCO Westwood Funds
Enclosures

Blair A Puscas Travelers Bond & Financial Products 485 Lexington Avenue New York, NY 10017 Phone: 917.778.6010 Fax: 877.872.5932 E-Mail: bpuscas@travelers.com

Date:	October 20, 2010

To:	Paul J. Bertolotti
Marsh — FINPRO
1166 Avenue of the Americas – 37th Floor
New York, NY 10036

Re:	The Gabelli Funds, LLC
One Corporate Center
Rye, NY 10580-1422
Investment Company Blanket Bond – Bond Change Confirmation
Paul,
On behalf of Travelers, I am pleased to provide the following confirmation of policy changes for the Investment Company Blanket Bond.

Current Bond Term:	12/7/2009 – 12/7/2010

Premium:	$59,300*

*	No additional premium has been contemplated in association with the changes outlined in this binder and will not be contemplated prior to expiration of the current Bond

Company:	St. Paul Fire and Marine Insurance Company
(An admitted company rated “A+” by A.M. Best)

Form:	ICB001, ICB005 – Investment Company Blanket Bond

Insuring Agreements	Single Loss Limit		Deductible
A. Fidelity	$23,300,000	**	$	Nil^
B. Audit Expense	$50,000			$5,000
C. Premises	$23,300,000	**		$0
D. Transit	$23,300,000	**		$0
E. Forgery or Alteration	$23,300,000	**		$10,000
F. Securities	$23,300,000	**		$10,000
G. Counterfeit Currency	$23,300,000	**		$10,000
H. Stop Payment	$25,000			$5,000
I. Uncollectible Items of Deposit	$25,000			$5,000

Optional Coverages Added by Rider:
J. Computer Systems	$23,300,000	**		$25,000
K. Unauthorized Signatures	$25,000			$5,000
L. Tele-facsimile	$23,300,000	**		$10,000
M. Automated Phone Systems	$23,300,000	**		$10,000
N. Voice Initiated Transactions	$23,300,000	**		$10,000

**	Amended to increase limit to $23,475,000 effective 10/14/2010

1

Riders

1.	ICB001- Declarations
2.	ICB010- Named Insured Endorsement to Include:
The Gabelli ABC Fund
The Gabelli Asset Fund
The Gabelli Blue Chip Value Fund
The Gabelli Capital Asset Fund
Comstock Funds
Comstock Capital Value Fund
Comstock Strategy Fund
Gabelli Enterprise Mergers and Acquisitions Fund
Gabelli Equity Series Funds
The Gabelli Equity Income Fund
The Gabelli Small Cap Growth Fund
The Gabelli Woodland Small Cap Value Fund
The GAMBCO Global Series Funds
The GAMCO Global Convertible Securities Fund
The GAMCO Global Growth Fund
The GAMCO Global Opportunity Fund
The GAMCO Global Telecommunications Fund
GAMCO Gold Fund, Inc.
The GAMCO Growth Fund
GAMCO International Growth Fund, Inc.
The GAMCO Mathers Fund
Gabelli SRI Green Fund Inc.
The Gabelli U.S. Treasury Money Market Fund
The Gabelli Utilities Fund
The Gabelli Value Fund, Inc.
GAMCO Westwood Funds
GAMCO Westwood Balanced Fund
GAMCO Westwood Equity Fund
GAMCO Westwood Income Fund
GAMCO Westwood Intermediate Bond Fund
GAMCO Westwood Mighty Mites Fund
GAMCO Westwood SmallCap Equity Fund
The Gabelli Convertible & Income
The Gabelli Dividend & Income Trust
The Gabelli Equity Trust Inc.
The Gabelli Global Deal Fund
The Gabelli Global Gold, Natural Resources & Income Trust
The Gabelli Global Multimedia Trust Inc.
The Gabelli Healthcare & Wellness Rx Trust
The Gabelli Utitlity Trust
The Gabelli Global Utility & Income Trust***
3.	ICB011- Computer Systems
4.	ICB012- Unauthorized Signatures
5.	ICB013- Telefacsimile Transactions
6.	ICB014- Voice Initiated Transactions
7.	ICB019- Automated Phone Systems
8.	ICB016- Amend Def of Investment Co
9.	ICB026- Added Exclusions (n) & (o)
10.	ICB057- New York

2

11.	MEL2555- Designated Persons For Discovery of Loss
12.	MEL3281- Termination “90 days”
13.	MEL7027- Replace Insuring Agreement (A) Fidelity
14.	ND044 and ND 059

***	Added to policy by amendment with effective date of 12/7/2009
As agreed, the Named Insured Endorsement on the current Investment Company Blanket Bond will be condensed to a single endorsement and include all entities listed above. The effective date will be 12/7/2009.
As the broker, it is your responsibility to arrange for the payment of the state taxes and/or any stamping fees on this policy.
We thank you for this opportunity to be of service to you. Should you have any questions or comments regarding this confirmation of changes to the Investment Company Blanket Bond please contact me at 917.778.6010.
Sincerely,
Blair A Puscas
Associate Account Executive
Travelers
Bond & Financial Products
Financial Institutions
485 Lexington Avenue
New York, NY 10017
Phone: 917.778.6010
Fax: 877.872.5932

3

SECRETARY’S CERTIFICATE
The undersigned hereby certify that the following resolutions have been adopted first by those Board Member who are not considered to be “interested persons,” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)(“Independent Board Members”) voting separately, and then by the entire Board of each Fund, at the respective meetings duly called and held on November 16 and 17, 2010:

RESOLVED,	That after having given due consideration to all relevant factors, the Board Members, including all of the Independent Board Members, hereby approve the amendment to the existing joint fidelity bond coverage with Travelers-St. Paul Fire & Marine Insurance Company, and ratify, confirm and approve an increase in the amount of coverage under said joint Fidelity Bond from $23,300,000 to $23,475,000 which became effective on October 14, 2010; and further

RESOLVED,	That the portion of the increased premium for the aforementioned joint insured fidelity bond to be paid by the Fund, if any, is hereby approved, taking into consideration, among other things, the number of parties named as insureds; the nature of the business activities of such other parties; the amount of the joint insured bond; the amount of the premium for such bond; the ratable allocation of the premium among all parties named as insureds; and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED,	That the Secretary of the Fund is hereby authorized and directed to prepare, execute and file such supplements to the fidelity bond, and to take such action as may be necessary or appropriate in order to conform the terms of the fidelity bond coverage to the provisions of the 1940 Act, and the rules and regulations promulgated thereunder.
IN WITNESS WHEREOF, the undersigned has hereunto set his/her hand this 29th day of November, 2010.

/s/ Bruce N. Alpert	/s/ Agnes Mullady
Bruce N. Alpert Secretary Gabelli 787 Fund, Inc. The Gabelli Asset Fund Gabelli Capital Series Funds, Inc. Comstock Funds, Inc.	Agnes Mullady Secretary The Gabelli Blue Chip Value Fund The Gabelli Convertible and Income Securities Fund Inc. The Gabelli Dividend & Income Trust

Gabelli Equity Series Funds, Inc.
GAMCO Global Series Funds, Inc.
GAMCO Gold Fund, Inc.
The GAMCO Growth Fund
The Gabelli Healthcare & WellnessRx Trust
GAMCO International Growth Fund, Inc.
Gabelli Investor Funds, Inc.
The GAMCO Mathers Fund
The Gabelli Money Market Funds
The Gabelli SRI Green Fund, Inc.
The Gabelli Value Fund Inc.
The GAMCO Westwood Funds
The Gabelli Equity Trust Inc.
The Gabelli Global Deal Fund
The Gabelli Global Gold, Natural Resources & Income Trust
The Gabelli Global Multimedia Trust Inc.
The Gabelli Global Utility & Income Trust
The Gabelli Utilities Fund
The Gabelli Utility Trust

AMENDED AND RESTATED
JOINT INSURED AGREEMENT
     AGREEMENT dated December 1, 1999, as most recently amended as of November 17, 2009, among the registered investment companies advised by Gabelli Funds, LLC, Teton Advisors, Inc. and Gabelli Fixed Income LLC (together, the “Advisers”) which are listed on Schedule A attached hereto (collectively, the “Funds”).
     WHEREAS, each of the Funds is named as an insured in an investment company blanket bond (the “Fidelity Bond”) which is intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended; and
     WHEREAS, the Funds desire to enter into an agreement in order to meet the requirements of Rule 17g-1 and to assure that premiums payable with respect to the Fidelity Bond and payments by the Insurer with respect to the Fidelity Bond are allocated in a fair and equitable manner;
     Now, THEREFORE, the Funds do hereby agree as follows:
     1. Each Fund shall maintain a minimum amount of fidelity insurance one level higher than that specified for its asset size by the table contained in Rule 17g-1(d) (the “Minimum Insurance”). Each Fund shall aggregate the assets of all of its series to calculate the amount of coverage required by Rule 17g-1(d). Notwithstanding the foregoing, no Fund shall be required to increase the amount of its fidelity insurance unless and until the aggregate amount of fidelity insurance maintained by the Funds exceeds the aggregate amount of fidelity insurance the Funds are required to maintain pursuant to the table contained in Rule 17g-1(d) by $2 million or less.
     2. The allocation of the premium to each Fund shall be based on the proportionate share of the sum of the premiums that would have been paid if fidelity insurance was purchased separately by the Funds, and will be based upon the relative Minimum Insurance percentages of the Funds as of the quarter ending prior to the beginning of the first month in the period for which the coverage is obtained, subject to paragraph 4 below.
     3. Each Fund is guaranteed a minimum coverage amount with access to the remainder of the total coverage of the Fidelity Bond. In the event that any recovery is received under the Fidelity Bond as a result of the loss sustained by two or more Funds, each Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it maintained a single insured bond with minimum coverage.
     4. Each Fund may, at any time, increase its allocation described in paragraph 2 upon payment of the premium required for such additional insurance provided that the face amount of the Fidelity Bond can increase accordingly or be supplemented by a policy of excess insurance.

     5. Any other registered investment company or additional series of such an investment company for which the Advisers or their affiliates serves as investment adviser (“Additional Fund”) may become a party to this Agreement by executing a copy of this Agreement (a copy of which will be furnished to each of the Funds) and by paying the premium for any required increase in the amount of the Fidelity Bond if the underwriter of the Fidelity Bond is willing to add such Additional Fund as an additional insured and increase the amount of total coverage by the amount of the Minimum Insurance required for such Additional Fund by the provisions hereof.
     6. The Agreement shall remain in effect for as long as two or more of the Funds (including any Additional Fund) are insured under the terms of the Fidelity Bond. Any Fund shall, however, have the right to terminate, at any time, its participation in the Fidelity Bond and in this Agreement provided that losses incurred prior to such termination shall be governed by the provision of this Agreement and the amount of any return premium to which such Fund shall be entitled will be limited to the amount actually obtained from the underwriter in respect of such termination.

Signed:	/s/ Bruce N. Alpert Bruce N. Alpert
President, The Gabelli Asset Fund
President, The Gabelli Blue Chip Value Fund
President, Gabelli Capital Series Funds, Inc.
Executive Vice President, Comstock Funds, Inc.
President, The Gabelli Convertible and Income Securities Fund Inc.
President, The Gabelli Dividend & Income Trust
President, Gabelli Equity Series Funds, Inc.
President, The Gabelli Equity Trust Inc.
President, The Gabelli Global Deal Fund
President, The Gabelli Global Gold, Natural Resources & Income Trust
President, The Gabelli Global Multimedia Trust Inc.
President, GAMCO Global Series Funds, Inc.
President, The Gabelli Global Utility & Income Trust
President, GAMCO Gold Fund, Inc.
President, The GAMCO Growth Fund
President, GAMCO International Growth Fund, Inc.
President, Gabelli Investor Funds, Inc.
Executive Vice President, The GAMCO Mathers Fund
President, The Gabelli Money Market Funds
President, The Gabelli Natural Resources, Gold & Income Trust
President, The Gabelli SRI Fund, Inc.
President, The Gabelli Utilities Fund
President, The Gabelli Utility Trust
President, The Gabelli Value Fund Inc.
President, The GAMCO Westwood Funds
President, Gabelli 787 Fund, Inc.

Signed:	/s/ Agnes Mullady Agnes Mullady
                President, The Gabelli Healthcare & Wellness(Rx) Trust

Schedule A
List of Registered Investment Companies
The Gabelli Asset Fund
The Gabelli Blue Chip Value Fund
The Gabelli Convertible Securities and Income Securities Fund Inc.
The Gabelli Dividend & Income Trust
The Gabelli Equity Trust Inc.
The Gabelli Global Deal Fund
The Gabelli Global Gold, Natural Resources & Income Trust
The Gabelli Healthcare & Wellness(Rx) Trust
The Gabelli Global Multimedia Trust Inc.
The Gabelli Global Utility & Income Trust
GAMCO Gold Fund, Inc.
The GAMCO Growth Fund
GAMCO International Growth Fund, Inc.
The GAMCO Mathers Fund
The Gabelli Natural Resources, Gold & Income Trust
The Gabelli SRI Fund, Inc.
The Gabelli Utilities Fund
The Gabelli Utility Trust
The Gabelli Value Fund Inc.
Gabelli Capital Series Funds, Inc.:
The Gabelli Capital Asset Fund
Comstock Funds, Inc.
Comstock Capital Value Fund
Gabelli Equity Series Funds, Inc.:
The Gabelli Equity Income Fund
The Gabelli Small Cap Growth Fund
The Gabelli Woodland Small Cap Value Fund
GAMCO Global Series Funds, Inc.:
The GAMCO Global Telecommunications Fund
The GAMCO Global Convertible Securities Fund
The GAMCO Global Growth Fund
The GAMCO Global Opportunity Fund
Gabelli Investor Funds, Inc.:
The Gabelli ABC Fund
The Gabelli Money Market Funds:
The Gabelli U.S. Treasury Money Market Fund
The GAMCO Westwood Funds:
GAMCO Westwood Equity Fund
GAMCO Westwood Intermediate Bond Fund
GAMCO Westwood Balanced Fund
GAMCO Westwood SmallCap Equity Fund
GAMCO Westwood Income Fund
GAMCO Westwood Mighty Mites Fund
Gabelli 787 Fund, Inc.
Gabelli Enterprise Mergers and Acquisitions Fund
November 17, 2009